UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ROYAL MINES AND MINERALS CORP.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

78033P 10 1
(CUSIP Number)

K. IAN MATHESON
2580 Anthem Village Drive, #112
Henderson, NV 89052
(702) 588-5973
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -1(f) or
240.13d -1(g), check the following box [   ].

CUSIP No. 78033P 10 1

1.	Name of Reporting Person: K. IAN MATHESON

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [_]
NOT APPLICABLE

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF (Personal Funds)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: CANADIAN CITIZEN

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 23,131,000 SHARES

8.	Shared Voting Power: 7,000,000 SHARES(1)

9.	Sole Dispositive Power: 23,131,000 SHARES

10.	Shared Dispositive Power: 7,000,000 SHARES(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,131,000 SHARES(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 31.5%

14.	Type of Reporting Person (See Instructions): IN (Individual)

(1)

The Reporting Person has shared power to vote, direct the vote, dispose of or to direct the disposition of 3,500,000 Private Placement Shares and 3,500,000 Warrants held by E-Ore Holdings, LLC in his capacity as a 1/8th managing member of E-Ore Holdings, LLC.

CUSIP No. 78033P 10 1

This Schedule 13D/A (Amendment No. 3) is being filed by K. Ian Matheson pursuant to Section 240.13d -2(a) of the Securities Exchange Act of 1934 to amend and supplement the Schedule 13D of the Reporting Person filed on with the United States Securities and Exchange Commission October 9, 2007, as amended January 27, 2009 and March 11, 2009. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

ITEM 1.          SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share, of Royal Mines And Minerals Corp., (formerly Centrus Ventures Inc.) a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2580 Anthem Village Drive, #112, Henderson, NV 89052.

ITEM 2.          IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

K. IAN MATHESON (the “Reporting Person”)

B.	Residence or Business Address:

The residential address of the Reporting Person is 2215 Lucerne Circle, Henderson, NV 89014.

C.	Present Principal Occupation and Employment:

The Reporting Person is the interim Chief Executive Officer and a Director of Royal Mines And Minerals Corp., a Nevada company quoted on the Over-The-Counter Bulletin Board. The principal executive office of Royal Mines And Minerals Corp. is located at 2580 Anthem Village Drive, #112, Henderson, NV 89052. The Reporting Person is a member of the British Columbia Institute of Chartered Accountants and the Canadian Institute of Chartered Accountants. The Reporting Person has been a director and officer of numerous private companies that have been involved in the research and development of precious metals in the southern Nevada area.

D.	The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.           Citizenship: The Reporting Person is a citizen of Canada.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the previously filed Schedule 13D is amended to read as follows:

On August 18, 2009, the Reporting Person indirectly acquired voting and dispositive power over 3,500,000 units purchased at a price of $0.10 per unit for total proceeds of $350,000. Each Unit is comprised of one share of the Issuer's common stock (each a "Private Placement Share") and one share purchase warrant (each a "Warrant"), with each Warrant entitling the holder to purchase an additional share of the Issuer's

CUSIP No. 78033P 10 1

common stock for a period of two years at an exercise price of $0.20 US per share. The 3,500,000 units were purchased by E-Ore Holdings, LLC to offset the amount of $350,000 owed by the Issuer to E-Ore Holdings, LLC. The Reporting Person indirectly holds the Private Placement Shares and Warrants in his capacity as a 1/8th managing member of E-Ore Holdings, LLC and, as such, shares voting and dispositive power as a result of his being a 1/8th managing member of E-Ore Holdings, LLC with seven other managing members of E-Ore Holdings, LLC.

The Reporting Person's acquisition of the 3,500,000 Private Placement Shares and the right within 60 days to acquire an additional 3,500,000 shares of the Issuer's common stock on exercise of the Warrants resulted in a material increase in the percentage of the Issuer's common stock beneficially owned by him.

On February 24, 2009, the Reporting Person acquired an aggregate of 8,400,000 units at a price of $0.05 per unit for total proceeds of $420,000. Each Unit is comprised of one share of the Issuer's common stock (each a "Private Placement Share") and one share purchase warrant (each a "Warrant"), with each Warrant entitling the holder to purchase an additional share of the Issuer's common stock for a period of two years at an exercise price of $0.10 US per share. The proceeds of $420,000 were paid as follows:

-	400,000 units were purchased by Royal City Minerals Inc., a company controlled by the Reporting Person, for $20,000 paid out of funds of Royal City Minerals Inc.; and

-	8,000,000 units were purchased by the Reporting Person to offset the amount of $400,000 owed by the Issuer to the Reporting Person;

The Reporting Person's acquisition of the 8,400,000 Private Placement Shares and the right within 60 days to acquire an additional 8,400,000 shares of the Issuer's common stock on exercise of the Warrants resulted in a material increase in the percentage of the Issuer's common stock beneficially owned by him.

On January 16, 2009, the Reporting Person was granted stock options entitling the Reporting Person to purchase 900,000 shares of the Issuer’s common stock, exercisable immediately at a price of $0.05 per share for a period of two years (the "Stock Options"). The Stock Options were granted pursuant to the Issuer's 2009 Stock Incentive Plan adopted by the Issuer's Board of Directors on January 12, 2009.

Prior to the granting of the Stock Options to the Reporting Person, the Reporting Person beneficially held an aggregate of 5,431,000 shares of the Issuer's common stock. The 5,431,000 shares (the "Exchange Shares") were acquired on October 5, 2007 on a one-for-one share exchange of 5,431,000 shares of Royal Mines Inc. ("RMI") held by him on closing of the Issuer's acquisition of RMI. The original acquisition of the RMI shares were acquired by the Reporting Person through private transactions and the consideration for the acquisitions was paid from the personal funds of the Reporting Person.

ITEM 4.          PURPOSE OF TRANSACTION

Item 4 of the previously filed Schedule 13D is amended to read as follows:

The 3,500,000 Private Placement Shares and 3,500,000 Warrants of the Issuer purchased on August 18, 2009 by E-Ore Holdings, LLC (indirectly by the Reporting Person) were acquired for investment purposes.

The 8,400,000 Private Placement Shares and 8,400,000 Warrants of the Issuer purchased on February 24, 2009 by the Reporting Person were acquired for investment purposes.

The purpose of the granting of the 900,000 Stock Options to the Reporting Person was to enhance the long-term stockholder value of the Issuer by offering opportunities to the Reporting Person as an officer of the Issuer to acquire and maintain stock ownership in the Issuer in order to allow him the opportunity to participate in the Issuer's growth and success, and to encourage him to remain in the service of the Issuer.

CUSIP No. 78033P 10 1

The purpose of the issuance of the 5,431,000 Exchange Shares was to complete the terms and conditions under the merger between the Issuer and RMI.

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Issuer;
(f)	any other material change in the Issuer’s business or corporate structure;
(g)	changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the previously filed Schedule 13D is amended to read as follows:

(a)	Aggregate Beneficial Ownership:

As of August 27, 2009, the Reporting Person beneficially owns the following securities of the Issuer:

Title of Security	Amount	Percentage of Shares of Common Stock(1)
Common Stock	22,151,000 Shares Direct(2) 7,980,000 Shares Indirect(3)	23.19% Direct 8.35% Indirect

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement.

CUSIP No. 78033P 10 1

(1)

Applicable percentage of ownership is based on 82,724,852 shares of common stock outstanding as of August 27, 2009, plus any securities held by such security holder exercisable for or convertible into common shares within sixty (60) days after the date of this Report, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(2)

Consists of 13,251,000 Shares held directly by the Reporting Person, warrants to acquire 8,000,000 Shares and options to acquire an additional 900,000 Shares exercisable within 60 days of the date hereof.

(3)

Consists of (i) 180,000 Shares indirectly held by the Reporting Person in trust; (ii) 400,000 Shares held by Royal City Minerals Inc., a company controlled by the Reporting Person, and warrants held by Royal City Minerals Inc. to acquire 400,000 Shares exercisable within 60 days of the date hereof; and (iii) 3,500,000 Shares held by E-Ore Holdings, LLC (indirectly by the Reporting Person) and warrants to acquire 3,500,000 Shares exercisable within 60 days of the date hereof.

(b)	Power to Vote and Dispose of the Issuer Shares:

In his capacity as a 1/8th managing member of E-Ore Holdings, LLC, the Reporting Person has shared power to vote, direct the vote, dispose of or to direct the disposition of the 3,500,000 Private Placement Shares and 3,500,000 Warrants held by E-Ore Holdings, LLC.

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

Except for the acquisition of the 3,500,000 Private Placement Shares and 3,500,000 Warrants on August 18, 2009 described above, the Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

CUSIP No. 78033P 10 1

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

09/01/09
Date

/s/ K. Ian Matheson
Signature

K. IAN MATHESON
Name/Title